609 Main Street

Houston, TX 77002

United States

+1 713 836 3600

www.kirkland.com

March 31, 2023

VIA EDGAR

Attention:	Cheryl Brown
Irene Barberena-Meissner
Mark Wojciechowski
John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Kodiak Gas Services, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted March 6, 2023

CIK No. 0001767042

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Kodiak Gas Services, Inc., a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”) concurrently with the submission of this letter.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 24, 2023, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the revised Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to address the comments of the Staff received verbally on March 24, 2023 and to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

March 31, 2023

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted March 6, 2023

Dividend Policy, page 54

1.

We understand from your response to prior comment one and our phone conference on March 1, 2023, that you believe you have a reasonable basis for indicating that investors will receive dividends on an ongoing basis beginning with the first quarter subsequent to the effective date of your registration statement, which is based on your measure of discretionary cash flow as reported on page 75, coupled with savings on interest expense associated with the debt repayment discussed on page 53. As it relates to your expected future dividend payments, please address the following:

•

Disclosure on page 75 shows discretionary cash flow of $188.5 million and free cash flow of negative $8.6 million for the year ended December 31, 2022. Given the level of actual cash expenditures reported for property and equipment on page F-6, we do not see rationale or historical support in formulating a view on your ability to pay dividends based on discretionary cash flow alone, excluding the historical capital expenditures. We note the net amount in your presentation is identified as the free cash flow metric, and that this amount, combined with your expected interest savings would not result in sufficient funds to pay your expected level of dividends. Therefore, it appears that you would need to identify incremental sources of funds to support your dividend plans, if you otherwise intend to suggest that historical operations would be sufficient. Alternatively, if you are aware of or are planning fundamental changes in the business that alleviate the need for capital expenditures at the levels reported in the historical financial statements, we expect that you will need to show how these changes are expected to impact your operations in the succeeding future periods.

•

Please describe any changes in operating activities and capital formation that you believe would yield incremental cash flows to support your dividend plans. Given the cash flow deficiency reflected in your free cash flow metric, we expect that you will need to clearly describe your intentions and show with quantification how capital expenditures will be funded, along with any other changes in cash flows that would be made to meet your expected dividend amount.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Registration Statement to remove the quantification of the Company’s dividends and the disclosure regarding the Company’s intention to pay such dividends on an ongoing basis starting with the first quarter following the completion of the offering.

Securities and Exchange Commission

March 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Capital Expenditures, page 69

2.

We note the revisions made in response to prior comment two to the non-GAAP measure on page 75, now identified as discretionary cash flow, and the disclosures you have on page 69, regarding maintenance and growth capital expenditures. As it relates to these disclosures, please address the following:

•

Disclosure on page 69 explains that maintenance capital expenditures increased in 2022 versus 2021 as a result of scheduled unit overhauls based on the age and operating hours of such units. You also disclose that the amount of maintenance capital expenditures are predictable. Tell us how the amounts of maintenance capital expenditures incurred in 2021 and 2022 compare to your expected level of such expenditures over future operating periods on an average basis.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that, as of the date hereof, the Company expects to incur maintenance capital expenditures of $39.6 million and $40.6 million in 2023 and 2024, respectively. On an average basis (i.e. $40.1 million), such amounts represent a decrease of 5.2% compared to 2021 and a decrease of 17.0% compared to 2022. The decrease in maintenance capital expenditures in 2023 and 2024 relative to 2022 is due to a significant increase in fleet size that occurred in 2018 and 2014 that had reached their scheduled maintenance interval, which occurs every four years.

•

Disclosure on page 75 indicates that the combined amount of maintenance and growth capital expenditures was $245.5 million for the year ended December 31, 2022. Please reconcile this amount to the line item ‘Purchase of capital assets’ reported on the statement of cash flows of $259.3 million for the same period. Please describe each element of the difference and explain why these amounts should not be reflected in your disclosure on page 75.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 24 and 80 to utilize the amounts set forth on the Company’s statement of cash flows for purposes of calculating capital expenditures in connection with the Discretionary Cash Flow reconciliation.

•	Tell us the extent to which the amounts identified as maintenance capital expenditures for each period were capitalized as property plant and equipment on the balance sheet.

Securities and Exchange Commission

March 31, 2023

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the entire amounts of the maintenance capital expenditures of $48.3 million and $38.1 million for the years ended December 31, 2022 and 2021, respectfully, were capitalized as property, plant and equipment on the Company’s balance sheet.

•

Within the explanation of maintenance capital expenditures on page 69, there appears to be two categories of expenditures, including i) capital expenditures made to maintain the operating capacity of your assets and extend their useful lives, and ii) other capital expenditures that are incurred in maintaining your existing business and related operating income. Please clarify the distinction made between these two categories with details sufficient to understand the relevance of the distinction and rationale for capitalization if not readily apparent.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure on page 73 to clarify the Company’s categories of maintenance capital expenditures and growth capital expenditures and rationale for capitalization.

•

For the years ended December 31, 2022 and 2021, maintenance capital expenditures totaled $48.3 million and $38.1 million, respectively. Over those same periods, depreciation and amortization expense was $174.5 million and $160.1 million, respectively. Given that depreciation and amortization should reflect an allocation of the costs of physical assets over their useful lives, tell us why your maintenance capital expenditures on an average basis would not need to approximate the amount of depreciation and amortization.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that, consistent with industry practice, the Company’s maintenance capital expenditures do not, on an average basis, approximate the amount of the Company’s depreciation and amortization because of the nature of the maintenance required on the Company’s compression units and the timing of the incurrence of maintenance capital expenditures relative to the longer useful lives of such compression units for GAAP accounting purposes.

The Company’s maintenance capital expenditures with respect to any particular compression unit are typically incurred on a four-year cycle. Given such intervals, the Company’s aggregate maintenance capital expenditures depend on when the Company’s compression units were added to the fleet. Additionally, the Company’s maintenance capital expenditures focus primarily on replacing significant parts, the replacement of which provides an economic benefit beyond a year and depreciated over its four-year cycle. There are also many components of the Company’s compression units that require little to no maintenance capital expenditures over the life of the unit, but are still depreciated for GAAP accounting purposes. For example, a substantial portion of a compression unit is constructed of iron components, which are depreciated monthly as part of the overall cost of the compression unit package but require minimal maintenance over the unit’s overall longer useful life.

Securities and Exchange Commission

March 31, 2023

Exhibits

3.

We note your disclosure on page F-25 that Class B Units were authorized under the Kodiak Holdings (f/k/a Frontier Topco Partnership, L.P.) 2019 Class B Unit Incentive Plan for grants to certain employees and non-employee board members, and as of December 31, 2022 and 2021, there were 61,068.0 authorized Class B Units. Please file the 2019 Class B Unit Incentive Plan as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii)(A).

Response:

We respectfully acknowledge the Staff’s comment and have filed the 2019 Class B Unit Incentive Plan as Exhibit 10.2 to the Registration Statement.

4.

We note that you intend to file the form of employment agreement with your named executive officers as Exhibit 10.9. Please file complete executed copies of these employment agreements as exhibits to your registration statement. In this regard, we note your disclosure on page 104 that Kodiak Holdings has entered into employment agreements with each of the Named Executive Officers that memorialize each Named Executive Officer’s employment with the Company and provide for base salaries, bonus opportunities, equity incentive opportunities, paid vacation, reimbursement of reasonable business expenses and eligibility to participate in Company benefit plans generally.

Response:

We respectfully acknowledge the Staff’s comment and have filed the complete and executed employment agreements of the Named Executive Officers as Exhibits 10.7, 10.8 and 10.9 to the Registration Statement.

Securities and Exchange Commission

March 31, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (713) 836-3786 or, in the undersigned’s absence, Jennifer Wu, P.C. at (512) 678-9150 or Atma Kabad at (713) 836-3364.

Sincerely,

/s/ Matthew R. Pacey, P.C.
Matthew R. Pacey, P.C.

cc:	Robert M. McKee (Chief Executive Officer, Kodiak Gas Services, Inc.)

John Griggs (Chief Financial Officer, Kodiak Gas Services, Inc.)

Kelly Battle (Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, Kodiak Gas Services, Inc.)

Ryan J. Maierson (Latham & Watkins LLP)

Ramnik S. Dhesi (Latham & Watkins LLP)